

July 18, 2018

Christopher Carroll
Senior Vice President. Controller and Chief Accounting Officer
The Interpublic Group of Companies, Inc.
909 Third Avenue
New York, NY 10022

> **Re: The Interpublic Group of Companies, Inc.**
> **Form 10-K for the Year Ended December 31, 2017**
> **Filed February 26, 2018**
> **Form 10-Q for the Quarter Ended March 31, 2018**
> **Filed April 27, 2018**
> **File No. 001-06686**

Dear Mr. Carroll:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended March 31, 2018

Notes to Consolidated Financial Statements
Note 3: Revenue, page 10

1. We note your disclosure on page 14 regarding your branding arrangements. Please tell us what two specific performance obligations you have identified and how you determined you were the principal for both services. Reference ASC 606-10-25-19 through 22, ASC 606-10-55-36 through 40 and ASC 606-10-50-12.

2. Please provide us with your analysis regarding how you determined you had one performance obligation in your events and public relations arrangements. In addition, tell

us how you determined you were acting as the principal in these arrangements. Reference ASC 606-10-25-19 through 22 and ASC 606-10-55-36 through 40.

3.   Please provide us with your analysis regarding how you determined you had two performance obligations in both your advertising and media business. In addition, tell us how you determined you were the agent for your production and media buying services. Reference ASC 606-10-25-19 through 22 and ASC 606-10-55-36 through 40.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.

Division of Corporation Finance
Office of Telecommunications